UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Hyperion Therapeutics, Inc.

(Name of Subject Company)

Ghrian Acquisition Inc.

(Name of Offeror)

A Wholly Owned Subsidiary of

Horizon Pharma, Inc.

(Parent of Offeror)

An Indirect Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

44915N101

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Kay Chandler

Sean Clayton

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,121,128,560	$130,275.14

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Hyperion Therapeutics, Inc. (“Hyperion”) in connection with the exercise of any outstanding equity awards. The transaction valuation was determined by multiplying (a) $46.00, the tender offer price, by (b) the sum of (i) 20,874,966, the number of issued and outstanding shares of common stock of Hyperion, (ii) 3,099,078, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding options to purchase shares of Hyperion common stock, and (iii) 398,316, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding restricted stock unit awards to acquire shares of Hyperion common stock. The foregoing share figures have been provided by Hyperion and are as of April 7, 2015, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,275.14	Filing Party: Horizon Pharma Public Limited Company, Horizon Pharma, Inc. and Ghrian Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: April 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on April 9, 2015 by Ghrian Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Horizon Pharma, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Hyperion Therapeutics, Inc., a Delaware corporation (“Hyperion”), at $46.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Summary Term Sheet

The fifth question of the Summary Term Sheet under the header “Do you have the financial resources to pay for the Shares?” is amended and restated in entirety to read as follows:

Do you have the financial resources to pay for the Shares

Yes. We estimate that we will need approximately $1.56 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of approximately $18 million of Hyperion’s existing indebtedness and the refinancing of $300 million of existing indebtedness of Horizon at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Parent has entered into a commitment letter, or the Debt Commitment Letter, with Citigroup Global Capital Markets Inc., or Citi, and Jefferies Finance LLC, or Jefferies Finance, on March 29, 2015, pursuant to which Citi and Jefferies Finance have committed to provide up to $900.0 million of secured term loans pursuant to a term loan facility (the “Debt Financing”). However, in lieu of borrowing pursuant to the Debt Commitment Letter, (i) Horizon Pharma plc has announced that it proposes to sell 12,000,000 of its ordinary shares in an underwritten public offering and that it plans to grant the underwriters in such public offering the option to purchase up to an additional 1,800,000 of its ordinary shares to cover over-allotments, if any (collectively, the “Equity Financing”), and (ii) Horizon Pharma plc expects to, or one or more of its subsidiaries expect to, borrow up to an aggregate of approximately $800.0 million pursuant to an offering of senior notes (the “Senior Notes”), and the arrangement and syndication of a new senior unsecured term loan facility (the “Term Facility,” and, together with the Senior Notes, the “Substitute Debt Financing”). Assuming that 12,000,000 ordinary shares are sold at a price of $28.48 per share (the last reported sale price of our ordinary shares on The NASDAQ Global Select Market on April 10, 2015), we estimate that we will raise approximately $341.8 million in connection with the Equity Financing (or $393.0 million in the event that an additional 1,800,000 ordinary shares are sold to cover over-allotments at the same price per share). See Section 9 — “Source and Amount of Funds or Other Consideration.”

Subject to the satisfaction of certain conditions, the proceeds of (i) the Debt Financing or (ii) the Substitute Debt Financing, in each case, together with the proceeds from the Equity Financing (if any) and Horizon Pharma plc’s cash and cash equivalents and, if needed, the cash and cash equivalents of Hyperion that are anticipated to be available to Parent immediately following the consummation of the Merger, will be used us to satisfy the Closing Financing Obligations. Horizon Pharma plc had estimated cash and cash equivalents of approximately $544 million as of March 31, 2015 and Hyperion had estimated cash and cash equivalents and investments available for sale of approximately $152 million as of March 31, 2015.

The Offer is not contingent on the consummation of the Substitute Debt Financing and the pursuit of the Substitute Debt Financing does not impact the availability of the Debt Financing pursuant to the Debt Commitment Letter. In the event that we do not receive the proceeds of the Debt Financing or the Financing Proceeds Confirmation or we do not otherwise waive the Financing Proceeds Condition (including in the event we obtain the Substitute Debt Financing), we will not be obligated to purchase Shares in the Offer. If we do, however, receive the proceeds of the Debt Financing (or in lieu thereof, the Substitute Debt Financing) or the Financing Proceeds Confirmation, then we will be obligated to accept the Shares tendered in the Offer at the expiration of the Offer (as it may be extended) subject to the satisfaction of the other Offer Conditions. See Section 15 — “Conditions of the Offer”.

As more fully described in Section 15 — “Conditions of the Offer,” the Offer is conditioned upon the satisfaction or waiver of the Financing Proceeds Condition. In accordance with the position of the staff of the Securities and Exchange Commission (the “SEC”), Purchaser expects to extend the Offer, if necessary, to ensure that at least five (5) business days will remain prior to the Expiration Time following disclosure of the satisfaction or waiver of the Financing Proceeds Condition, and notice of such satisfaction or waiver will be disseminated in a manner reasonably calculated to inform security holders thereof.

If the Merger Agreement is terminated in certain circumstances, including by Hyperion at any time prior to the Acceptance Time if (i) all the Offer Conditions other than the Financing Proceeds Condition shall have been and continue to be satisfied or waived as of the Expiration Date; (ii) Hyperion has irrevocably confirmed by written notice its intention to terminate the Merger Agreement if Parent and Purchaser fail to consummate the Offer when required in accordance with the terms of the Merger Agreement, and (iii) Parent has failed to consummate the Offer within three (3) business days of the date the consummation of the Offer should have occurred in accordance with the terms of the Merger Agreement, then Parent may be obligated to pay Hyperion a termination fee of $75 million. See Section 11 —“The Transaction Documents — “Termination Fees” for further details.

Item 9. Source and Amount of Funds or Other Consideration

Item 9 is amended and restated in entirety to read as follows:

We estimate that we will need approximately $1.56 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of approximately $18 million of Hyperion’s existing indebtedness and the refinancing of $300 million of existing indebtedness of Horizon at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Parent has entered into a commitment letter, or the Debt Commitment Letter, with Citigroup Global Capital Markets Inc., or Citi, and Jefferies Finance LLC, or Jefferies Finance, on March 29, 2015, pursuant to which Citi and Jefferies Finance have committed to provide up to $900.0 million of secured term loans pursuant to a term loan facility (the “Debt Financing”). The commitment to provide the term loans is subject to certain conditions, including the negotiation of definitive documentation for the term loans and other customary closing conditions consistent with the Merger Agreement. We will pay customary fees and expenses in connection with borrowings pursuant to the Debt Commitment Letter. See the section titled “Debt Financing” immediately below for a more detailed description of the Debt Commitment Letter.

In lieu of borrowing pursuant to the Debt Commitment Letter, (i) Horizon Pharma plc has announced that it proposes to sell 12,000,000 of its ordinary shares in an underwritten public offering and that it plans to grant the underwriters in such public offering the option to purchase up to an additional 1,800,000 of its ordinary shares to cover over-allotments, if any (collectively, the “Equity Financing”), and (ii) Horizon Pharma plc expects to, or one or more of its subsidiaries expect to, borrow up to an aggregate of approximately $800.0 million pursuant to an offering of senior notes (the “Senior Notes”), and the arrangement and syndication of a new senior unsecured term loan facility (the “Term Facility,” and, together with the Senior Notes, the “Substitute Debt Financing”). Assuming that 12,000,000 ordinary shares are sold at a price of $28.48 per share (the last reported sale price of our ordinary shares on The NASDAQ Global Select Market on April 10, 2015), we estimate that we will raise approximately $341.8 million in connection with the Equity Financing (or $393.0 million in the event that an additional 1,800,000 ordinary shares are sold to cover over-allotments at the same price per share).

Subject to the satisfaction of certain conditions, the proceeds of (i) the Debt Financing or (ii) the Substitute Debt Financing, in each case, together with the proceeds from the Equity Financing (if any) and Horizon Pharma plc’s cash and cash equivalents and, if needed, the cash and cash equivalents of Hyperion that are anticipated to be available to Parent immediately following the consummation of the Merger, will be used us to satisfy the Closing Financing Obligations. Horizon Pharma plc had estimated cash and cash equivalents of approximately $544 million as of March 31, 2015 and Hyperion had estimated cash and cash equivalents and investments available for sale of approximately $152 million as of March 31, 2015.

The amount and terms and conditions of the Substitute Debt Financing will be subject to market conditions. There can be no assurance that we will be able to complete any Substitute Debt Financing on terms and conditions acceptable to us. The Offer is not contingent on the consummation of the Substitute Debt Financing and the pursuit of the Substitute Debt Financing does not impact the availability of the Debt Financing pursuant to the Debt Commitment Letter.

In the event that we do not receive the proceeds of the Debt Financing or the Financing Proceeds Confirmation or we do not otherwise waive the Financing Proceeds Condition (including in the event we obtain the Substitute Debt Financing), we will not be obligated to purchase Shares in the Offer. If we do, however, receive the proceeds of the Debt Financing (or in lieu thereof, the Substitute Debt Financing) or the Financing Proceeds Confirmation, then we will be obligated to accept the Shares tendered in the Offer at the expiration of the Offer (as it may be extended) subject to the satisfaction of the other Offer Conditions. See Section 15 — “Conditions of the Offer” for further details.

Debt Financing

Parent has received a debt commitment letter (which we refer to as the “Debt Commitment Letter”) from Citi and Jefferies Finance to provide, subject to the conditions set forth in the Debt Commitment Letter to Parent, a $900 million senior secured term loan facility (the “Credit Facility”) that is expected to be available to be drawn in full at the closing of the Credit Facility for the purpose of financing the Offer and the Merger, refinancing certain of Parent’s and Hyperion’s existing indebtedness, and paying related fees and expenses. The Credit Facility will have a term of six (6) years.

The commitment of the Debt Commitment Parties with respect to the Credit Facility will automatically expire upon the first to occur of (i) 11:59 p.m. New York City time on September 30, 2015, unless on or prior to such time the Merger and the initial funding of the Credit Facility have been consummated, (ii) prior to the closing of the Merger, the date of a valid termination of Merger Agreement in accordance with its terms, and (iii) the closing of the Merger without the use of the Credit Facility. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in the Debt Commitment Letter. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange, consummate and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of Parent and Purchaser must use its commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount equal to the lesser of (x) the amount of financing contemplated by the Debt Commitment Letter and (y) an amount sufficient to consummate the Offer and the Merger in either case on terms and conditions not materially less favorable from the standpoint of Parent and Purchaser than the terms and conditions set forth in the Debt Commitment Letter (giving effect to any rights of the financing sources to adjust certain terms contained therein).

Although the Debt Financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans (other than the Substitute Debt Financing described above) have been made in the event the debt financing described herein is not available.

The availability of the Credit Facility is subject, among other things, to the purchase of Shares in the Offer and the consummation of the Merger in accordance with the terms of the Merger Agreement (without any amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the interests of the lenders without the consent of the Debt Commitment Parties), the absence of a “Company Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 — “The Transaction Documents”), solvency of Horizon Pharma plc and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facility, payment of required fees and expenses, the absence of certain other debt, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, affording the Debt Commitment Parties a period of time to syndicate the Credit Facility, the execution of certain guarantees and the creation and perfection of certain security interests, the truthfulness and correctness of specified Merger Agreement representations and certain specified representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

Roles. Citi and Jefferies Finance have been appointed as joint lead arrangers and joint book-running managers for the Credit Facility. Citi has been appointed as administrative agent for the Credit Facility (which we refer to as the “Administrative Agent”).

Interest Rate. Loans under the Credit Facility are expected to bear interest, at Parent’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Prepayments and Amortization. Parent will be permitted to make voluntary prepayments with respect to the term loans under the Credit Facility at any time, subject to a prepayment premium in an amount equal to 1.00% of the amount prepaid prior to the date that is six (6) months from the closing date of the Credit Facility solely to the extent such prepayment is in connection with certain refinancings that reduce the effective yield of the debt and, if applicable, any LIBOR breakage costs. The term loans under the Credit Facility will amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the term loans under the Credit Facility will be due on the maturity date. The term loans under the Credit Facility will be subject to customary mandatory prepayment provisions, including prepayments to be made with the net proceeds of asset sales, insurance recovery events and certain incurrences of indebtedness, and from annual “excess cash flow”, in each case subject to certain conditions to be agreed.

Guarantors. All obligations under the Credit Facility will be guaranteed by Horizon Pharma plc and each existing and future direct and indirect subsidiary of Horizon Pharma plc (other than Parent), subject to certain limitations.

Security. The obligations of Parent and the guarantors under the Credit Facility and under any interest rate protection or other hedging arrangements entered into with any Debt Commitment Parties (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions on a senior basis by a perfected security interest in all of Parent’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock of Parent and all of the capital stock directly held by the Parent or any guarantor (limited, in the case of first-tier foreign subsidiaries of Parent or any subsidiary of Parent that is a guarantor, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facility on the closing date, but instead will be required to be delivered within 90 days following the closing date pursuant to arrangements to be mutually agreed and subject to extensions to be agreed by the Administrative Agent in its sole discretion.

Other Terms. The Credit Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facility will also include customary events of default including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter is qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(i) to the Schedule TO, which is incorporated by reference.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 2015

Ghrian Acquisition Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

Horizon Pharma, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of April 9, 2015*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on April 9, 2015*

(a)(5)(i)	Press Release issued by Horizon Pharma plc, dated March 30, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 30, 2015)*

(b)(i)	Commitment letter with Citigroup Global Markets Inc. and Jefferies Finance LLC, dated March 29, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 31, 2015)*

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 29, 2015, among Hyperion, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K/A filed by Hyperion on April 9, 2015)*

(d)(2)	Form of Tender and Support Agreement, dated as of March 29, 2015, among Parent, Purchaser and certain stockholders of Hyperion (incorporated by reference to the Current Report on Form 8-K filed by Hyperion on March 30, 2015)*

(d)(3)	Confidentiality Agreement, dated as of March 8, 2015, between Horizon Pharma plc and Hyperion, as amended.*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.